Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Direct Owner	Jurisdiction	Percentage Owned

Tsingyuan Holding, Inc.	Tsingyuan Brewery Ltd.	Delaware, U.S.	100%

Tsingyuan Group (Hong Kong) Co., Limited	Tsingyuan Holding, Inc.	Hong Kong	100%

Beijing Qingyuan Hengchang Consulting Co., Ltd.	Tsingyuan Group (Hong Kong) Co., Limited	PRC	100%

Linyi Hengchang Brewer’s Malt Co., Ltd.*	Dingyou Zhang	PRC	89.9%

	Dingfu Zhang	PRC	6.3%

	Mingxia Yuan	PRC	3.9%

Shandong Qingyuan Beer Co., Ltd.*	Dingyou Zhang	PRC	83.4%

	Mingxia Yuan	PRC	16.6%

* is a Variable Interest Entity (VIE) contractually-controlled by Beijing Qingyuan Hengchang Consulting Co., Ltd.